

Mail Stop 3561

Corrected
October 2, 2017

Weili Su
Chairman and Chief Executive Officer
Sky Solar Holdings, Ltd.
Room 635, 6/F, 100 QRC Queen's Road, Central
Hong Kong Special Administrative Region
People's Republic of China

> **Re:** **Sky Solar Holdings, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed May 15, 2017**
> **File No. 1-36703**

Dear Mr. Su:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 18. Financial Statements, page 132

1. Please tell us what consideration you gave to providing the audited financial statements of Greenleaf Clear Skies, Greenleaf Clear Skies II and Greenleaf Clear Skies IV pursuant to Item 18 of Form 20-F. In doing so, please provide your significance tests using the conditions specified in Rule 1-02(w) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-8

2. We note that there are no disclosures regarding provisions and contingent liabilities other than your accounting policy regarding provisions in note 3.24. Please tell us your consideration of disclosing your accounting policies regarding contingent liabilities which are not recognized as liabilities because they are possible obligations or do not

meet the recognition criteria in IAS 37. In addition, please explain to us why you do not provide the disclosures required by IAS 37.

32. Share-Based Compensation, page F-54

3. Please tell us what consideration you gave to providing the disclosures required by paragraphs 45(b), 47(a) and 47(b) of IFRS 32.

Form 6-K Filed May 15, 2017

4. We note your disclosure of Q4 2016 Adjusted EBITDA in the Fourth Quarter 2016 Highlights in the press release dated May 15, 2017. Item 10(e)(1)(i)(A) of Regulation S-K requires what when a non-IFRS measure is presented, the most directly comparable IFRS measure must be presented with equal or greater prominence. Please revise future earnings releases to present the most directly comparable IFRS measure with equal or greater prominence. Please refer to Regulation G and Question 102.10 of our Compliance and Disclosure Interpretations regarding the use of such measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products